FORM 10SB12G
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB

   GENERAL FORM FOR THE REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES
EXCHANGE ACT OF 1934


BLACKTHORNE MEDIA
GROUP, INC



-----------------------------------------------
(Name of Small Business Issuers in its charter)

Colorado                              20-4931808
(State or other jurisdiction of         (I.R.S. Employer
Identification No.)
incorporation or organization)

7486 La Jolla Boulevard
Suite 479
La Jolla, California 	92037
(Address of principal executive offices)      (Zip Code)

Issuer's telephone number (619) 659-9663

Securities to be registered pursuant to Section 12(b) of the Act.


Name of each exchange on which
Title of each class                   registered

-------------------              ------------------------------


Securities to be registered pursuant to Section 12(g) of the Act.

Common Stock, $0.001 par value per share
----------------------------------------
(Title of Class)

BLACKTHORNE MEDIA GROUP, INC
FORM 10-SB


TABLE OF CONTENTS


ITEM 1. DESCRIPTION OF
BUSINESS................................................
ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
OR PLAN OF OPERATION..............
ITEM 3. DESCRIPTION OF
PROPERTY................................................
ITEM 4. SECURITIES OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT.......
ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS........
ITEM 6. EXECUTIVE
COMPENSATION.................................................
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.........................
ITEM 8. DESCRIPTION OF
SECURITIES..............................................
PART II........................................................................
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS.
ITEM 2. LEGAL
PROCEEDINGS......................................................
ITEM 3. CHANGSN IN AND DISAGREEMENTS WITH
ACCOUNTANTS..........................
ITEM 4. RECENT SALES OF UNREGISTERED
SECURITIES................................
ITEM 5. INDEMNIFICATION OF DIRECTORS AND
OFFICERS..............................
PART F/S.......................................................................
FINANCIAL
STATEMENTS...........................................................
PART III.......................................................................
ITEM 1. INDEX TO
EXHIBITS......................................................
SIGNATURE......................................................................


PART I

ITEM 1. DESCRIPTION OF BUSINESS.

BUSINESS DEVELOPMENT

       BLACKTHORNE MEDIA GROUP was incorporated in the State of Colorado on December 29, 2005. All of our operations to date have been related to the formation of our business. We currently have minimal assets, and have not earned any revenues in our brief operating history. Our ability to commence operations and successfully implement our business plan depends on us obtaining adequate financial resources, which cannot be assured.

  We were formed for the purpose of creating a vehicle to finance, produce and distribute theatrical and television films, and acquire classic film libraries for distribution in the United States and abroad. At the present time, the Company does not have any paid employees. Certain individuals such as Lauren Scott and Jordan Scott, who will be employed by the Company, are contributing their time and effort without compensation.

      BLACKTHORNE MEDIA GROUPS' goal is to
become a diversified independent distributor and producer of motion pictures and other specialty programming. Blackthorne is engaged in the business of production and development of theatrical and television films. We are currently seeking funding for several projects. For its first project, the Company is producing a "Rockumentary", mini-series based upon the life and exploits of '70's rock legends. The Company anticipates that the program will be aired on a major commercial television network, bringing immediate recognition, visibility and credibility to the Company. Concurrently, the Company has acquired four screenplays of different genres that will appeal to a wide audience:

*	 "The Nocturne" (Fantasy/Romance);
*	 "Chaos Factor" (Drama/Adaptation);
*	  "The Roslin Homicides"  (Suspense/Thriller);
*	  "Hollywood Stars" (Comedy).

       Our objective is to successfully operate a film production and development company. However, since we have not yet begun to actively operate our business, we cannot assure you that we will achieve this objective.

       We have never declared bankruptcy or been in receivership, and have never been involved in any legal action or proceedings whatsoever. Since becoming incorporated, we have not made any significant sale of assets, nor have we been involved in any mergers, acquisitions or consolidations.

       Our address is at 7486 La Jolla Blvd., Suite 479, La Jolla, CA 92037. Our telephone number is (619) 659-9663 and facsimile number is (619) 393-5900. Our registered statutory office is located at 7486 La Jolla Blvd., Suite 479, La Jolla, CA
92037.  Our year-end is December 31.

IN GENERAL - THE COMPANY

   Blackthorne Media Groups' principal business is in the development stage of its operations, with our primary emphasis upon securing funds for each of the projects we have rights to produce, identifying and acquiring film libraries of classic media as well as independent films for purposes of production and distribution. During this period, we are contacting distributors to introduce the company and its properties. We expose the theatrical features we intend to produce to the various possible resources for financing, and ultimately distributing pictures of the genre and projected marketplace that we believe is appropriate for our properties. We function as an organizer and overseer, or a general contractor, which is the "producer" function. If a property is acceptable to a potential client or customer, we will then identify lines of financing, arrange for production and enter into agreements to allow us to produce the film or short series.

     We believe that through acquisition of existing classic media libraries, television series suitable for syndication as well as producing its own films based on secured rights and properties, we will be able to position the company within the film and television industry.

MOTION PICTURE INVESTMENTS

     We believe the entire business of financing and making motion pictures for the purpose of attaining the greatest financial return has changed substantially for the better.

     First, in the area of production, we have learned that significant economies can be effected through careful planning. For example, a good deal of thought is given to the possibility of making certain scenes in existing sets rather than building expensive new sets. Whenever possible, natural locations are used, and on some occasions, certain scenes will be eliminated altogether because their cost is not justified and ways are found to "shoot around" those scenes.

     Consideration is given to the film market before recommendations are made. For example, knowing that, according to "Variety", nearly 80% of the film-going public is between 16 and 30 years of age, "youth-oriented" films meet with greater enthusiasm and larger box office receipts than films which overlook the younger markets. Similarly, because this same segment of the public is largely music oriented and comprise the greater part of the record buying public, emphasis is placed on the soundtrack of a film. At the same time, with the Nation's average age rising with each passing year, the market for more "mature, adult" films continues to widen as the earlier "youth market" patrons mature into young adulthood and move toward middle-age.

     We know that, as a rule of thumb, a film must gross (take in box office revenues) about 3 times its cost in order to break even, given typical distribution arrangements. Famous name ("star") performers must be capable of attracting greater box office and, by formula, the decision to hire or not to hire a major name performer can be made by examining the probability of that name attracting at least 2 or 3 times his salary in box office gross.
     Other sources of revenue also exist and they are available for exploitation. The most obvious of these are domestic television rights and rights for foreign distribution of the film itself. Needless to say, certain films have greater or lesser value in these markets. Similar equations exist for foreign sales. It is important to carefully examine the potential of a film for these markets in advance as a way of predicting, to some degree, the probable revenue of the film before committing to its manufacture.

     Returning to theater exhibition, there are some interesting statistics:

     1. There are over 20,000 theaters in the United States. More screens are being added each year.

     2. Each type of theater has about a 500 "viewer unit" capacity, on average.

     3.   Over 3,500 indoor theaters boast more than one screen,
with more 8, 10- and 12-screen Cineplex theaters    opening each
year.

     4. Including drive-ins, there are over 22,000 screens in the United States.

     5. During a recent year, as published in "Variety", the eight major companies in the Motion Picture Association of America distributed a total of fewer than 150 feature films. Of these, just fewer than 20% were re-issues. Thus, the eight majors released barely 120 new films in that year!

     6.   The twenty-one leading film distributors in the United
States (including the "big eight" referred to above) distributed a total of fewer than 400 films per year ... to play on over 22,000 screens.

     7. The average U. S. theater enjoys average daily paid admissions, at an average of about $9.00 per ticket.

     8. Total U. S. motion picture theater admissions in recent years have pushed beyond the $5 billion mark.

     Basically, there are six definable markets for any motion picture. These are:

     1.   Domestic (U. S. and Canadian) theatrical exhibition.

     2.   Foreign theatrical exhibition.

     3. Domestic (North American) television (commercial and cable).

     4.   Foreign television.

5.	Video tape sales and rentals, video discs and CDs.

6.	Ancillary markets such as in-flight, shipboard, hotels,
military, etc.

Industry Overviews

THE MOTION PICUTURE INDUSTRY

            The "major" studios dominate the motion picture industry in the United States by controlling the distribution of films that they produce as well as films that are produced by "independent" studios. These major studios include among others: The Walt Disney Company; Sony Pictures
Entertainment; Paramount Pictures; Twentieth Century Fox Film Corporation; Universal Studios; and Warner Bros.
Entertainment.

            Historically, the major studios financed, produced and distributed the vast majority of American-made motion pictures. Today, much of the financing and distribution of major motion pictures remains in the control of these major studios. But as many of the major studios have become part of large conglomerate business operations, or diversified their operations, they have adopted a policy of producing only a relatively small number of films each year. As demand for filmed entertainment has increased, many smaller, independent film production companies have been successfully established to fill the excess demand for motion pictures.

            We believe that two convergent trends in the production and distribution of motion pictures have led to an opportunity for our independent films and library distribution to be profitably exploited: the increasing commercial success of independent films and the increasing commercial success of DVDs.

            In the last decade, the distribution of independent films, films produced by independent production companies outside of the major studios, brought increasing commercial success to the major studios that were distributing them. We believe that what was once considered an uncharacteristic and uncommon success, high-grossing independent films such films as The Blair Witch
Project (1999), have become a more consistent trend. And recently, independent films that appeal to specialized audiences are regularly becoming high-grossing films, such as My Big Fat
Greek Wedding (2002), Open Water (2003), and The Passion of the Christ (2004). We believe that increasing commercial success of independent films that cater to specific audiences or specialized tastes is an indication that consumer tastes have proven broader than what the major studios can fulfill, and an increasing demand exists for independent films in both the international and domestic markets.

            As the demand for a diversity of motion pictures has expanded, so too has audience market with the commercial success of the DVD format. The popular and inexpensive DVD format has expanded the audience market beyond traditional theatrical distribution. The high production, marketing, and distribution costs for films produced for theatrical distribution economically require that theatrically distributed films have the broadest possible audience appeal. However, with the expansion of the audience market to include the vast audience watching motion pictures at home on DVD, we believe less general, more specific audiences can be sought, targeted and profitably exploited with motion pictures geared toward such audiences.

           Historically, "independent films" referred to a film's status as an inexpensively produced film. Today, independent films, sometimes referred to as "genre" films, are independent motion pictures, which for budgetary, thematic, and aesthetic reasons, deviate from the accepted cinematic mainstream, conforming to a different standard of production quality. Traditionally, independent films fall into the realm of the horror, science fiction, action/adventure, urban, or exploitation genres - thus referred to as genre films. However, we use an expanded definition of genre film to include genre niches, meaning any film that is geared to a specific or specialized audience, such as motion pictures for women, young adults, or even a specific ethnic or religious audience. We do not plan to limit ourselves to the production of genre films within any single genre, but rather to the production of motion pictures geared to any specialized audience that we believe can be effectively targeted.

	Lions Gate Films is an excellent example of an independent film company. Lions Gate, through acquisition of existing classic media libraries, series suitable for syndication as well as producing its own films based on secured rights and properties has assured Lions Gate a position in the film and television industry.

MOTION PICTURE DEVELOPMENT AND PRODUCTION

            Motion picture production consists of four steps:
development, pre-production, production and post-production.

            Development begins when we commission, acquire, or develop a screenplay. Once in possession of the screenplay, we seek commitments from a director, the principal cast members and other creative personnel. Also, a tentative production schedule and budget is prepared.

            Pre-production begins when the screenplay is completed and the commitments have been arranged. During pre-production, we expect to engage creative personnel to the extent not previously committed; finalize the filming schedule and production budget; obtain insurance; establish filming locations; secure whatever studio facilities are required; and, if necessary, secure completion guarantees.

            Production begins when principal photography begins and ends when principal photography ends. We plan to limit production to less than one month in order to control costs and limit obligations on amateur and voluntary creative personnel.

            Post-production begins upon completion of principal photography. During post-production, we plan to edit the motion picture, add audio effects, create computer-generated effects, titling, etc., which will complete the motion picture and prepare it for DVD production and distribution.

MARKET AND INDUSTRY DEVELOPMENTS

     With the decline in the power and financial strength of the so-called "major" studios, a vacuum has been created in film production centers throughout the world. Without the resources of the majors, there is insufficient capital to fill the film production void.

  We believe, on the other hand, the demand for film products has not diminished. Indeed, it has increased. The younger generation is firmly committed to film as the only "relevant art." Box office grosses continue to be impressive.

     We believe that persons entering the film production or distribution fields need no longer be concerned with huge start-up costs or overhead. This has enabled new venture capital to flow into motion picture production. Companies which have never been involved in motion pictures have rapidly moved into the field. There are hundreds, perhaps thousands, of companies that compete with us in the production industry. They range in size from single individuals attempting to finance their private film, to large, well-established companies with hundreds of employees and numerous projects in production at any one time.

     On the major industrial level, national companies in unrelated areas such as Quaker Oats, Mattel Toys, Bristol
Myers, U.S. Steel, and even The Reader's Digest, have entered the film production industry. These companies believe they can effectively function as general contractors, also producing projects that they secure rights to. Established entities, such as Paramount, Sony or Fox, may have sufficient resources to allow them to commit their own funds to a production, with no outside contributions from investors or banks. Once they obtain rights to a script or a project, they could commence production immediately. We, as a very small, independent company, must first obtain production rights, and then seek production funding. One aspect of this search for funding is the ability to provide distribution of the finished product. The large companies may handle this internally. As a small company, we will contract for distribution, ideally, in advance of the funding commitment.

DISTRIBUTION

     The commercial success of any film is dependent upon distribution. Many independent films never find a distributor.
As independent producers, we know that Independent producers often feel that the risk of beginning a project without some sort of distribution arrangement is simply too great. Often, their financing is dependent on their having a distribution deal prior to production of the film.

     The revenue of a distributor is derived not just from the theatrical exploitation of a film. It also includes receipts from television and cable sales, video cassettes, and ancillary rights, non-theatrical distribution rights, merchandising rights and even sound track albums and music rights.

     The marketing department of the distributor determines how a picture will be sold. This includes the concept for the campaign and the marketing strategy as to where to open the picture and when.

   Normally, the distributor receives all funds from the exploitation of a film. Off the top comes the distributor's fee.
Then all cost and expenses of distribution (prints, promotion and advertising) are deducted. It is not unusual for a finance charge to be added to this amount. The production company then receives the balance.

DOMESTIC DISTRIBUTION

     As reported in several trade publications, the United States has been divided into thirty-two territories such as the Chicago exchange, the New England exchange and the Philadelphia exchange. In each exchange there are several "states righters" or sub-distributors (subs). The distributor selects a sub from this group to book films into the theaters in their exchange. Subs are then paid a percentage of the box office.

     Today, because of the advances in communication and shipping technology, distributors have sales offices only in the principal exchanges. In the remaining territories, they operate sub-depots that function as shipping offices for their films and related promotional materials. Independent distributors generally book directly with theaters only in their home territories. All national distributors work closely with their subs to insure optimum release patterns for their films.

FOREIGN DISTRIBUTION

     A domestic distribution deal usually refers to the distribution of a film in the United States and Canada. Foreign distribution refers to the rest of the world.

     It is common for a producer to make separate distribution deals with different distributors for domestic and foreign release.

    We believe the foreign market for motions pictures is worth approximately 40% to 60% of the total world market. The relative worth of each territory will vary from picture to picture.

   Sales to foreign countries are often initiated at film festivals such as the Cannes Film Festival, the Milan Film Festival and the American Film Market. At each of these festivals a great deal of attention is devoted to servicing the needs of an aggressive "buying market." Distributors come from around the world to view films. Foreign distributors will also evaluate pre-production packages for possible foreign pre-sales.

ASIAN FILM MARKET

     The Chinese film market has entered into a period of phenomenal growth, expected to reach $1.2 billion by 2007, with surrounding Asian film markets experiencing similar growth, for example, the annual gross box office revenue is reportedly around US$1 billion in South Korea, a nation with a population of about 60 million. Cinemas generate about US$150 million in the Hong Kong Special Administrative Region, which has a population of about 6.8 million, and US$ 160 million in Taiwan, which has a population of about 23 million.

     Where new cinemas are appearing they are no longer the traditional single screen venues but more modern multi-screen venues increasingly located inside shopping malls and larger entertainment venues.

     The liberalization of the cinema sector represents the wider opening of the film production and distribution market in China. The growth in personal incomes and the ownership of at-home entertainment systems, such as VCD and DVD, has meant that cinema audience attendance figures have fallen and some cinemas forced to close. This at-home market is partly being fuelled by the widespread availability of pirated DVDs/VCDs that allow for low cost viewing of both domestic and foreign films.

       Blackthorne anticipates acquiring film libraries which offer offshore distribution rights, which not only may be obtained at reduced acquisition costs but will aid in establishing the company within the Asian market.

LIBRARIES

   The company will seek and acquire existing film libraries which are expected to include classic media, animations, series as well as educational and documentary properties.

   We believe assets, in the form of film libraries will produce revenues to the company while projects and under development and distribution.

   Film library acquisition is a well established method for growth in the film industry as evidenced by such industry leaders as DreamWorks, Weintraub Entertainment Group,
Metro-Goldywn-Mayer, Inc, PolyGram and Orion Pictures.
     The company intends to bring cutting edge technology to libraries of classic media which it will acquire. Classic films, television series and documentary films that presently exist on older, nearly extinct film media lack the ability and are unable to command interest from buyers or distributors, yet they are sources of great revenue once they are re-purposed and meet current standards.

     Blackthorne anticipates converting such films to Blu-ray
technology.   Blu-ray is the name of a next-generation optical
disc format jointly developed by the Blu-ray Disc Association
(BDA), a group of the world's leading consumer electronics, personal computer and media manufacturers (including Apple, Dell, Hitachi, HP, JVC, LG, Mitsubishi, Panasonic, Pioneer, Philips, Samsung, Sharp, Sony, TDK and Thomson). The format was developed to enable recording, rewriting and playback of high-definition video (HD), as well as storing large amounts of data. The format offers more than five times the storage capacity of traditional DVDs and can hold up to 25GB on a single-layer disc and 50GB on a dual-layer disc. This extra capacity combined with the use of advanced video and audio codecs will offer consumers an unprecedented HD experience.

     Blu-ray is currently supported by more than 180 of the world's leading consumer electronics, personal computer, recording media, video game and music companies. The format also has broad support from the major movie studios as a successor to today's DVD format. In fact, seven of the eight major movie studios (Disney, Fox, Warner, Paramount, Sony, Lionsgate and MGM) are supporting the Blu-ray format and five of them (Disney, Fox, Sony, Lionsgate and MGM) are releasing their movies exclusively in the Blu-ray format. Many studios have also announced that they will begin releasing new feature films on Blu-ray Disc day-and-date with DVD, as well as a continuous slate of catalog titles every month.

DEMAND FOR PRODUCT

     There is a shortage of good motion pictures. The supply comes nowhere near to matching the demand. As we noted earlier, there are over 22,000 theater screens in the United States. Therefore, 450 films per year do not begin to furnish their needs. The theaters are compelled to show any type of film they can obtain to keep their doors open.

     To date, according to statistics published in "Variety" and other trade magazines, independent producers are responsible for 75% of all films made worldwide. The independent producer has three primary options regarding distribution. These include
(1) the outright sale of the film to a national distributor, (2) the merchandising of the film by the production company itself, or
(3) the use of smaller regional sub-distributors who may promote the film in their respective geographic areas. Distribution of films often relies on all three methods to one degree or another.

     Another market, television, can consume nearly every film that has been, or is presently being produced. If each of the three major commercial networks would show only one film per night, they would need over 1,000 films per year. In the Los Angeles area alone, there are over 10,000 full-length features aired each year. Of course, many films are repeated several times because there are no new films to replace them.

     Because of the great demand created by network, cable and satellite television, these market outlets are often willing to pay for films in advance, or as soon as they are completed in order to guarantee themselves future product. They will contract with the producers to rent films, and then not show them on the air until 18 months after theatrical distribution.
Besides the networks, there are hundreds of independent television stations that rent through syndication outlets.

     Additionally, the world outside of the United States and Canada now accounts for more than 50% of the distributor's revenue for American films. The most significant foreign revenues come from Europe (including England). A fair estimate would place 50% of foreign receipts as emanating from this source.

     Feature film production has hit all-time highs in recent years. Production starts increase each year. We believe most of this enormous production surge is due to the increased activity by independent producers, although the "majors" are also increasing production beyond the capacity of their own
Hollywood facilities to accommodate these productions. This increased production is a tangible indicator that more money is being spent on production, and that financing is available to small and medium-sized companies, such as Blackthorne, because more projects are being produced by independents.

ESTIMATED PROJECTED INCOME

     Not every picture is a financial success, and some are even catastrophic failures. This often has more to do with poor planning and overspending than with a poor quality picture. Recalling the nearly 3-to-1 ratio of box office dollars to production dollars to reach "break even," it is easy to see that a picture that grosses $50 million at the box office will be a rounding success if it cost only $10-15 million to produce, yet a dismal disappointment if its production and marketing costs were over $50-million (as has been the case with many pictures in recent years, with a few production budgets even approaching the $200 million mark! With prudent planning and budgetary controls, the return on capital could begin earlier than in previous years. In today's market, a television network sale may be completed, and revenue received prior to the picture being released theatrically. The music rights and royalties can begin flowing back to investors within a few months after music is published and released. Since Blackthorne is a development stage company, shareholders should be aware that any projected activities are based upon revenues typical in this industry and it is possible that Blackthorne may never achieve significant revenues, or profit from these revenues if received.

CASH OUTFLOWS

     A. General - Generally, the significant costs of producing and distributing a film occur well in advance of the related revenue flows. This requires significant up-front investment by motion picture producers and/or financing organizations.

     B. Production Costs - Production costs include the cost of the story, salaries of cast, directors, producers, set construction and operations, wardrobe, sound synchronization, editing, production overhead and any other costs necessary to create a finished film negative. Generally, the complete production process can take a year to 18 months. We know from experience that an illustrative cash outflow for a film having a 12 month production process is as follows:

          1.   10% of total in first 3 months

          2.   65% of total in second 3 months

          3.   15% of total in third 3 months

          4.   10% of total in the fourth and final 3 months.

     C. Distribution Fees - Typically, films are distributed by organizations that specialize in this activity. Distributors are generally paid a percentage of gross revenues from the market into which the film is distributed. Distribution fees can be as follows:

          1.   Domestic theatrical market - 20% to 35%

          2.   Foreign theatrical market - 35% to 45%

          3.   Pay television market - 20% to 25%

          4.   Network television market - 10% to 15%

          5.   Syndication television market - 30% to 45%

     D. Advertising - Advertising expenditures frequently are equal to or greater than the film's production cost.
Advertising costs are spent early in the film's distribution plan as indicated by the following example:

          1.   20% of total before theatrical release

          2.   90% of total within 6 months of theatrical release

          3.   95% of total within 12 months of theatrical release.

     E. Prints - "Prints" are films which are ready to show to the viewing public. Print costs are also incurred early in a film's distribution plan.

CASH INFLOWS

     Since Blackthorne is a development stage company, shareholders should be aware that the following projections are of typical revenues in this industry and it is possible that Blackthorne may never achieve significant revenues.

     A. Films are usually exploited on a sequential market-by-market basis. An illustrative distribution plan is as follows:


Market                   		Timing (months from date of
release)

Domestic Theatrical         	 1 - 15 months

Foreign Theatrical           	 7 - 24 months

Pay Television              	 19 - 24 months

Network Television         	 25 - 60 months

Worldwide Television
 Syndication               		 61 - 96 months

All Other Markets:
 (Merchandising, cassettes/video disks, Video CDs, Soundtrack
CDs, etc.)  throughout distribution

     B. An illustrative cash receipts timing for these markets is as follows:

                           	   Months of
Percentage of
                             	Release            		 Cash
Received

Domestic Theatrical        	   1 - 12             		   80%
                             		   13 - 18          		   20%

Foreign Theatrical            	   7 - 18             		  70%
                             		   19 - 24             		  30%

Pay Television                	   19 - 24            		 100%

Network Television            	   25 - 36             		  40%
                              		   37 - 48             		  40%
                              		   49 - 60             		  20%

Worldwide TV Syndication      	   61 - 72             		  42%
                              		   73 - 84             		  29%
                             		    85 - 96             		  29%

COMPETITION

The motion picture industry is intensely competitive. Competition comes from companies within the same business and companies in other entertainment media that create alternative forms of leisure entertainment. In addition to competing with the major film studios that dominate the motion picture industry, we will also compete with numerous independent motion picture production companies, television networks, and pay television systems. Virtually all of our competitors are significantly larger than we are, have been in business much longer than we have, and have significantly more resources at their disposal. Some of the production and distribution companies we will compete with are Troma Entertainment Inc.; Lions Gate Entertainment Corp.;
THINKFilm Company; Newmarket Entertainment Group; and Dimension Films, a division of The Walt Disney Company.

       Because the movie industry is intensely competitive and we lack the name recognition and resources of our competitors, we may never generate any revenues, let alone become profitable.

        Competition in the motion picture industry is intense. We will be competing with other film producers for scripts, actors, directors as well as audiences. Virtually all of our competitors are significantly larger than we are, have been in business significantly longer than we have, and have substantially more resources at their disposal. Some of the production and distribution companies we compete with are Troma
Entertainment Inc.; Lions Gate Entertainment Corp.; and
Dimension Films, a division of The Walt Disney Company. The
U.S. motion picture industry can be divided into major studios and independent companies, with the major studios dominating the industry in the number of theatrical releases. The major studios are typically large diversified corporations that have strong relationships with creative talent, exhibitors and others involved in the entertainment industry and have global film production and distribution capabilities. We do not expect to have theatrical releases for our films, but rather, we intend to distribute any films we may produce directly to consumers.

       Because we have not previously produced and distributed any films, have no revenue and have very limited capital resources, we are at a very severe competitive disadvantage within the movie industry. This severe competitive disadvantage may significantly adversely affect the financial performance of our movies.

       We plan to copyright all of our film properties and projects. However, there is no practical protection from the films being copied by others without payment to our company, especially overseas. Our ability to compete depends in part on the successful protection of our intellectual property, namely our movie productions. Piracy, illegal duplication and Internet peer-to-peer file sharing of motion pictures has had an adverse effect on the entertainment industry as a whole. If new legislation aimed at protecting entertainment companies against piracy, illegal duplication and Internet peer-to-peer file sharing is not enacted and enforced, and we are unable to protect our motion pictures from piracy, illegal duplication and Internet peer-to-peer file sharing, then we may not be able to generate significant sales, let alone be profitable.

EMPLOYEES

       As of the date of this registration statement, we employed no full-time employees. The majority of our activities to date have been undertaken by our corporate officers, president/chief executive officer, Lauren Scott; and secretary/treasurer, Jordan Scott. The Company has previously consulted with Mr. Rob
Tobin, who will continue to make himself available on an as needed basis. As of the date of this filing, Mr. Tobin has received no compensation or rendered any services on behalf of the company wherein compensation is expected. We anticipate that we will begin hiring employees as needed to support our entry into the film and television industry.

     We have identified producers, directors, screenwriters, editors and other industry professionals that will complement the key staff and talents of the Company. We do not anticipate any difficulties attracting the additional employees we will bring into the Company over the next 12 months.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
OR PLAN OF OPERATION. PLAN OF OPERATIONS-IN
GENERAL

GENERAL

         The following discussion of our financial condition and results of operations should be read in conjunction with our audited financial statements and footnotes for the year ended 12/31/2006 and the period of inception (December 29, 2005) to December 31, 2006, included as part of the Form 10-SB.

OVERVIEW

   BLACKTHORNE MEDIA GROUP'S goal is to become a diversified independent distributor and producer of motion pictures and other specialty programming. Blackthorne is engaged in the business of production and development of theatrical and television films. We are currently seeking funding for several projects. For its first project, the Company is producing a "Rockumentary", mini-series based upon the life and exploits of '70's rock legends. The Company anticipates that the program will be aired on a major commercial television network, bringing immediate recognition, visibility and credibility to the Company. Concurrently, the Company has acquired four screenplays of different genres that will appeal to a wide audience:

Screenplays
*	"The Nocturne" (Fantasy/Romance);
*	 "Chaos Factor" (Drama/Adaptation);
*	  "The Roslin Homicides"  (Suspense/Thriller);
*	  "Hollywood Stars" (Comedy).

     The Company, from inception (December 29, 2005) through December 31, 2006 has not generated any revenues.
We believe the main sources of initial revenue will be realized through distribution contracts of our current properties, most specifically, the Rockumentary mini-series and screenplay rights. We are actively seeking additional financing to produce any one or all of these projects.

     Management estimates that it will begin to have commercially viable products resulting from the ongoing development by the fourth quarter of 2007. Management estimates it will spend approximately $500,000 in development prior to having the first films available. The Company will have ongoing development expenditures for the foreseeable future as properties are developed and property acquisitions completed.
The timing, amount and success of the development estimates are dependent on a number of factors that are difficult to project, including but not limited to the availability of qualified people, the success of the projects under development, the cost to produce, the requirements of the marketplace, the availability of funds, and other factors.

   If additional cash is not raised, either through bank financing, sale of capital stock or perhaps a joint venture with funding resources, the Company can not achieve its goal of producing the Rockumentary mini-series. The principals have no legal obligation to advance further funds to the Company to satisfy its capital needs.

   The production of the aforementioned mini-series involves the renting of the necessary equipment to facilitate the production process. We estimate the production will cost approximately $3,000,000 for each hour of finished product plus $1,250,000 per hour for the purchase of air time. The total production budget for the Rockumentary series is $12,000,000, plus an additional $5,000,000 if air time is purchased rather than joint ventured. If no funding commitments are received, sufficient to cover all of these anticipated costs, production will not commence.

   Assuming a funding commitment, the Company plans to increase its manpower by hiring more employees to help facilitate the production of the mini-series. This hiring depends on the amount and timing of the funding necessary to get this project started. The Company will make those decisions based on its financial capabilities.

     The company does not currently have any external sources of funding, although our officers are committed to working without pay for at least one year.

       Our primary focus over the course of the next 12 months will be concentrated on building relationships with domestic and foreign distributors. We will continue to seek out and acquire film libraries to generate additional revenues as we continue to establish our position in the film and television industry.

       We were recently formed and all activity to date has been related to our formation of our business, formulation of our business plan and identifying equity financing. Our ability to commence our proposed business operations depends upon our obtaining adequate financial resources of equity financing. As of the date of this registration statement, we had not incurred any material costs or expenses other than those associated with the formation of our Company and the preparation of our registration statements for filing with the SEC.

       We acknowledge that we require additional capital to begin
operating our film production and development business.   If we
are not able to raise additional equity capital, we will continue operating in the developmental stage.

       Our officers will provide daily management of our Company, including marketing, administration, financial management, underwriting, securing and establish contracts.
We will also engage other employees and service organizations to provide services as the need for them arise. These could include services such as computer systems, outside sales, cash management, collections, marketing, accounting, and administration.

       There can be no assurance that we will be able to successfully secure production or distribution. If our initial operations indicate that our business can fulfill a demand within the film industry on a basis which will lead to establishment of a profitable business we may seek additional sources of cash to grow the business. While we have established promising relationships and anticipate those to result in the securing of production and distribution contracts, we do not currently have any commitments for contracts or for additional financing at this time.

       We are still considered to be a development stage company, with no revenues, and we are dependent upon the raising of capital through placement of our common stock. There can be no assurance that we will be successful in raising the capital we require through the sale of our common stock.

FORWARD LOOKING STATEMENTS

       This registration statement contains forward-looking statements. Our expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

ITEM 3. DESCRIPTION OF PROPERTY.

       Substantially all of our operating activities are conducted from a facility provided by our president at no charge. We believe that additional space will be required as our business expands and believe that we can obtain suitable space as needed.
We do not own any real estate.

ITEM 4. SECURITIES OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth certain information with respect to the beneficial ownership of our common stock, with respect to each of our named director and executive officer, each person known to us to be the beneficial owner of more than five percent (5%) of said securities, and all of our directors and executive officers as a group:

Name and Address

Amount and
Nature of
Beneficial
Ownership

Percentage
of Class





Lauren Scott (1)

5,000,000

100%
P.O. Box 152112




San Diego, CA 92195





(1)
Ms. Scott is the President, and director of the Company.

       There are currently no arrangements that would result in a change of control.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS.

EXECUTIVE OFFICERS AND DIRECTORS

       The members of our Board of Directors serve until the next annual meeting of stockholders, or until their successors have been elected. Our officers serve at the pleasure of our Board of Directors.
       Our current executive officers, key employees and directors are as follows:

 NAME                 AGE                    TERM SERVED
TITLE / POSITION(S)
 -----------                ---                          ---
-----------------------------------
Lauren Scott            48                        Since inception
President, Chief Executive Officer, Director
Jordan Scott	    19                        Since 5/31/06
Secretary/Treasurer, Director

       There are no other persons nominated or chosen to become directors or executive officers nor do we have any employees other than above.

Lauren Scott - President, Chief Executive Officer and Director

      Ms. Scott is the founder of an apparel design and manufacturing company. An entrepreneur and market innovator in the field of technology integrated apparel of a wide variety of children's products and accessories, coupled with 23 years of hands-on design and management experience. Ms. Scott currently licenses a line of children's apparel designs through the world's largest pattern company, Vogue/Butterick/McCalls. Ms.
Scott has developed projects for the Annette Funicello
Collectible line, QVC as well as mass market and boutique private label brands of children's wear. LSCA designs can be found in major retailers, specialty catalogs and boutiques as well as an ever growing celebrity clientele.

Jordan Scott - Secretary/Treasurer, Director
     Jordan Scott has an extensive background in various aspects of the entertainment industry. A former Wilhelmina model, Ms. Scott has appeared in numerous films, television and music videos.  An accomplished musician, Ms. Scott has been a
member of BMI since childhood.  She is a published author and
screenwriter as well as a member of SAG and AFTRA.   Ms.
Scott previously studied Psychology at Harvard University, and is presently completing her degree at UCLA school of Theater, Film and Television.
      No officer, director, or persons nominated for such positions and no promoters or significant employee of BLACKTHORNE
MEDIA GROUP has been involved in legal proceedings that would be material to an evaluation of our management.

ITEM 6. EXECUTIVE COMPENSATION.

EXECUTIVE COMPENSATION

  The Company's officers and directors do not receive any compensation for services rendered to the Company since inception, they have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company. No remuneration of any nature has been paid for or on account of services rendered by a director in such capacity. The Company's officers and directors intend to devote no more than a few hours a week to our affairs.

       The officers and directors of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein.

       It is possible that, after the Company successfully consummates a business combination with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of our management for the purposes of providing services to the surviving entity. However, the Company has adopted a policy whereby the offer of any post-transaction employment to members of management will not be a consideration in our decision whether to undertake any proposed transaction.

       No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.
       There are no understandings or agreements regarding compensation our management will receive after a business combination that is required to be included in this table, or otherwise.

EXECUTIVE COMPENSATION AND OTHER
INFORMATION

Summary Compensation Table

     The following summarizes the aggregate compensation paid during those fiscal years to our Executive Officers:

Annual               		  	Long Term
Compensation  		 	 Compensation
                				 ----------------------
---------------------- 	 ------------
Securities
Name and
Underlying				Other Annual
Principal Position    	 Year   	 Salary    	 Bonus
Compensation
Options
		------------------    	 ----------     	-------------		-------------

Lauren Scott       2006            0		     0		     0		     0
              	          2005           0        	     0         0     0


Jordan Scott        2005            -                              -
-                                   -
                            2006           0                              0
0                                   0

EMPLOYMENT AGREEMENTS

       We have not entered into any employment agreements with any of our employees, and employment arrangements are all subject to the discretion of our board of directors.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS.

       On December 29, 2005, (inception), the Company issued 5,000,000 restricted shares of its Common Stock to Lauren Scott in exchange for $5,000 in cash which paid for the State incorporation fees and annual resident agent fee in Colorado as well as auditor fees associated with the filing of this 10SB.

       The Company utilizes the office space and equipment of its stockholder at no cost. Management of the Company estimates such amounts to be immaterial.

        Ms. Scott acquired her shares with the intent to hold the shares for investment purposes and not with a view to further resale or distribution, except as permitted under exemptions from registration requirements under applicable securities laws. That means that she may not sell such securities unless they are either registered with the SEC and comparable agencies in the states or other jurisdictions where the purchasers reside, or are exempted from registration. The most widely used exemption from registration requirements is provided by SEC Rule 144, which requires a one year holding period prior to resale, and limits the quantities of securities that can be sold during any 90-day periods.

       The certificate has been issued with a restrictive legend required with respect to issuance of securities pursuant to exemptions from registration requirements under the Securities Act and the recipient acknowledged his understanding that the shares are restricted from resale unless they were either registered under the Securities Act and comparable state laws, or the transaction was effected in compliance with available exemptions from such registration requirements.

ITEM 8. DESCRIPTION OF SECURITIES.

       Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share, of which there are 5,000,000 issued and outstanding at December 31, 2006, and 20,000,000 shares of preferred stock, par value $.001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of our securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

       Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefrom. In the event of a liquidation, dissolution or winding up of our Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

       Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

       We are also presently authorized to issue 20,000,000 shares of $.001 par value preferred stock. Under our Certificate of Incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Colorado Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Colorado Secretary of State, or copies thereof may be obtained from us.

OPTIONS AND WARRANTS

       We do not presently have any options or warrants authorized or any securities that may be convertible into common stock. However, our board of directors may later determine to authorize options and warrants for our Company.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE
REGISTRANT'S COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS.

MARKET PRICE

       There is no trading market for our common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

       The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

       (i) that a broker or dealer approve a person's account for transactions in penny stocks and

       (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

       In order to approve a person's account for transactions in penny stocks, the broker or dealer must

       (i) obtain financial information and investment experience and objectives of the person; and

       (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

       The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

       (i) sets forth the basis on which the broker or dealer made the suitability determination and

       (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

       Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

HOLDERS

       There is one holder of our common stock. The issued and outstanding shares of our common stock were issued under
Section 4 (2) of the Securities Act of 1933, as amended, which exempts from registration "transactions by an issuer not involving any public offering," and are subject to the resale provisions of Rule 144 and may not be sold or transferred without registration except in accordance with Rule 144. Certificates representing the securities bear such a legend.

DIVIDENDS

       We have not previously paid any cash dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. There is no assurance that we will ever have excess funds available for the payment of dividends.
The only legal restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by State laws. Under Colorado corporate law, no dividends or other distributions may be made which would render a company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy any outstanding liquidation preferences.

TRANSFER AGENT AND REGISTRAR

              It is anticipated that Holladay Stock Transfer, Inc., Scottsdale, Arizona will act as transfer agent for the Company's common stock.

ITEM 2. LEGAL PROCEEDINGS.

     There are no pending legal proceedings to which we are a party or to which the property interests of our Company is subject.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS.
       We have not changed accountants since our formation and there are no disagreements with the findings of our accountants.

ITEM 4. RECENT SALES OF UNREGISTERED
SECURITIES.

       The following summarizes the securities issued by us since
December 29, 2005. All securities were sold for cash unless otherwise noted. We engaged in no public solicitation in the offer or sale of the securities. These transactions did not involve brokerage fees or commissions.

     In connection with our organization, Lauren Scott was issued
5,000,000 shares of common stock on December 29, 2005 for reimbursement of expenses she had paid on the Company's behalf.

     We did not engage in any public advertising or general solicitation in connection with these transactions, there were no commissions paid, and the purchasers were accredited investors. The issuances made as part of this private placement were made pursuant to Section 4(6) of the Securities Act of 1933 and Rule 504 of Regulation D.

       The purchasers listed above represented their intention to acquire the securities for investment only and not with a view toward distribution. None of the securities were sold through an underwriter and accordingly, there were no underwriting discounts or commissions involved.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND
OFFICERS.

       Corporation Law of the State of Colorado provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) General
Corporation Law of the State of Colorado, or (iv) for any transaction from which the director derived an improper personal benefit. Our Certificate of Incorporation contains such a provision.

       INSOFAR AS INDEMNIFICATION FOR LIABILITIES
ARISING UNDER THE SECURITIES
ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO
DIRECTORS, OFFICERS OR PERSONS
CONTROLLING THE COMPANY PURSUANT TO THE
FOREGOING PROVISIONS, IT IS THE OPINION OF THE
SECURITIES AND EXCHANGE COMMISSION THAT
SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY
AS EXPRESSED IN THE ACT AND IS THEREFORE
UNENFORCEABLE






PART F/S

FINANCIAL STATEMENTS

Set forth below are our audited financial statements for the year ended December 31, 2006 and the period of December 29, 2005
(inception) to December 31, 2006.




REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM


To the Board of Directors and Stockholders
Blackthorne Media Group, Inc.
La Jolla, California


	We have audited the accompanying balance sheet of Blackthorne Media Group, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended and the period from inception, December 29, 2005, through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

	We conducted our audit in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackthorne Media
Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended and for the period from inception, December 29, 2005, through December 31, 2006, in conformity with accounting principles generally accepted in the United
States of America.

	The accompanying financial statements have been prepared assuming Blackthorne Media Group, Inc. will continue as a going concern. As discussed in
Note 4 to the financial statements, the Company has incurred losses that have resulted in an accumulated deficit. This condition raises substantial doubt about the Company's ability to continue as a going concern.
Management's plans regarding this matter are described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP
Rochester, New York
  April 25, 2007












BLACKTHORNE MEDIA GROUP, INC
(A Development Stage Company)

Audited Financial Statements

For the Year Ended December 31, 2006,
The Period of December 29, 2005 (date of inception) to
December 31, 2006.


Table of Contents



Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements

	Balance Sheets	3

	Statements of Operations	4

	Statement of Changes in Stockholders' Equity 	5

	Statements of Cash Flows	6

Notes to Financial Statements	7-11


















F-1
BLACKTHORNE MEDIA GROUP, INC.
(A Development Stage Company)
BALANCE SHEET
December 31, 2006





December 31,




2006
ASSETS




Current Assets




Cash



$0.00
Other Assets



$0.00
Total Current Assets



$0.00
Other Assets



$0.00
Total Assets



$0.00





LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)


Current Liabilities



$0.00
Officers Advances



$0.00
Accounts Payable



$0.00
Other Liabilities



$0.00
Total Current Liabilities



$0.00





Stockholders' Equity: Common Stock $.001 par value, authorized 100,000,000 shares; 5,000,000 issued December 29, 2005

$5,000.00





Preferred Stock $.001 par value, authorized




20,000,000; -0- issued and outstanding



$0.00





Additional paid in capital



$0.00





Deficit accumulated during development
stage



($5,000.00)





Total Shareholders' Equity ( Deficit)



$0.00





TOTAL LIABILITY AND STOCKHOLDER'S



$0.00
EQUITY (DEFICIT)





See Notes to Financial Statements.












BLACKTHORNE MEDIA GROUP, INC.
(A Development Stage Company)

STATEMENT OF OPERATIONS
PERIOD FROM DECEMBER 29, 2005 (Inception) TO
DECEMBER 31, 2006


Year ended
December
31, 2006
December 29,
2005 (Inception)


through December
31, 2006
Income


Revenue
0.00
$0.00
Expenses
0.00
$0.00
General and Administrative
0.00
$5,000.00



Total Expenses
0.00
$5,000.00
Net Loss
0.00
$5,000.00



Net Loss per share Basic and diluted
0.00
$0.00



Weighted average number of


Common Shares Outstanding
5,000,000
5,000,000











See Notes to Financial Statements.












\









BLACKTHORNE MEDIA GROUP, INC.
(A Development Stage Company)

STATEMENT OF CHANGES IN STOCKHOLDERS'
EQUITY (DEFICIT)
PERIOD FROM DECEMBER 29, 2005 (Inception) TO
DECEMBER 31, 2006

, , , , Additional Paid-in Capital , Deficit accumulated , Total , , Common Stock , , ,
, , Shares , Amount , , ,
Issuance of Common Stock , , , , , , ,
Balance December 29, 2005, , 0, 0, 0, 0, , 0
Shares issued in Lieu of Expenses Paid, December 29, 2005
, , 5,000,000, $5,000.00, $0.00, $0.00, , $5,000.00
, , , , , , ,
Net Loss December 31, 2005, , , , , ($5,000.00), ,
($5,000.00)
Balance at December 31, 2005 and, , , , , , ,
December 31, 2006, , 5,000,000, $5,000.00, $0.00,
($5,000.00), , 0.00
, , , , , , ,


See Notes to Financial Statements.



































BLACKTHORNE MEDIA GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS


DECEMBER 29, 2005

(INCEPTION)
                                                               	  YEAR
ENDED         	 	THROUGH
                                                             	  DECEMBER
31,    	                DECEMBER 31,
                                                                	      2006
		     2006
                                                         	     --------------
-   		 --------------
CASH FLOWS FROM OPERATING ACTIVITIES

        Net income (loss)                                    	 $    0.00	 $
(5000)
        Issuance of stock 			           0.00
	                               5000
         In lieu of expenses paid                                 ------------
---   		 ---------------

NET CASH PROVIDED BY (USED IN) OPERATING
ACTIVITIES
					    -
		             -

CASH FLOWS FROM INVESTING ACTIVITIES

         NET CASH PROVIDED BY (USED IN)
INVESTING ACTIVITIES
					    -
-
                                                            	  ---------------
		 ---------------

    CASH FLOWS FROM FINANCING ACTIVITIES

---------------

   NET CASH PROVIDED BY (USED IN) FINANCING
ACTIVITIES
					 -
		             -
                                                              	  ------------
	                    ---------------

  NET INCREASE (DECREASE) IN CASH                      -
-

  CASH AT BEGINNING OF YEAR                                 -
-
                                                            	  --------------
		   ---------------

        CASH AT END OF YEAR                    $             -
$             -

===============         ===============

NONCASH INVESTING AND FINANCING
ACTIVITIES:
 Common stock issued to founder for services rendered
				$        0.00	  $
5000

===============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:

    Interest paid                                                   $
-

===============		    ===============

    Income taxes paid                                         $
-

===============		 ===============


See Notes to Financial Statement



BLACKTHORNE MEDIA GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006


1. Organization and Summary of Significant Accounting
Policies

This summary of significant accounting policies of BLACKTHORNE MEDIA GROUP, INC. (a development stage company) (the Company) is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the accompanying financial statements. The Company has not realized revenues from its planned principal business purpose and is considered to be in its development stage.
Business Activity
     BLACKTHORNE MEDIA GROUP, INC., (the
"Company") was incorporated in Colorado on December
29, 2005 and has elected a fiscal year-end of December 31.
The Company is based in La Jolla, California and was established as a film production and distribution company, specializing in classic media distribution and independent film production.

   The Company is currently engaged in acquiring the necessary financing for the production of major motion pictures and a network television mini-series.

   The principal assets of the company are four, major motion picture Screenplays. The scripts have been registered with copyrights and WGA. Acquisitions of these screenplays bear a stipulation that provide for the rights to revert back to the sellers, if Blackthorne Media Group fails to produce the scripts within five years. These screenplays were acquired for the purpose of producing them into full feature length movies. While the scripts have no assigned value for GAAP (Topic 5G of the Staff Accounting
Bulletins (SAB 48)) purposes, the company intends to produce them upon receipt of appropriate financing.

The principal members of management have been developing a Rocumentary mini-series entitled based on '70's rock legends for several years. While the mini-series has no assigned value for GAAP (Topic
5G of the Staff Accounting Bulletins (SAB 48)) purposes, the management believes the project remains viable and production will commence once financing has been secured. Development Stage Company
The Company is a development stage company as defined by SFAS No. 7, "Accounting and Reporting by
Development Stage Enterprises." The Company's main activities to date have been its formation, raising capital and the development of its business protocols and philosophy. Because the Company is in the development stage, the accompanying financial statements should not be regarded as typical for normal operating periods.
Estimates
The preparation of financial statements in conformity with accounting principals generally accepted in the United
States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The financial statements include estimates based on currently available information and management's judgment as to the outcome of future conditions and circumstances. Changes in the status of certain facts or circumstances could result in material changes to the estimates used in the preparation of financial statements and actual results could differ from the estimates and assumptions.





BLACKTHORNE MEDIA GROUP, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

1. Organization and Summary of Significant Accounting
Policies (continued)
Cash and Cash Equivalents
For the purpose of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.
Recently Issued Accounting Pronouncements

SFAS 148, 149, and 154 do not have current application to the Company, but may be applicable to the Company's future financial reporting. The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow

Income Taxes
The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income, regardless of when reported for tax purposes. Deferred taxes are provided in the financial statements under SFAS No. 109, "Accounting for Income Taxes," to give effect to the resulting temporary differences which may arise from differences in the bases of fixed assets, depreciation methods, allowances, and start-up costs based on the income taxes expected to be payable in future years.
Earnings per Share
The computation of earnings (loss) per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

2.    Related Party Transactions
The Company's President regularly pays for operating expenses on behalf of the Company, reimbursement for which will occur once the Company starts generating revenues and has available cash flow.

3.    Stockholders' Equity

On December 29, 2005, upon inception, the Company issued 5,000,000 shares of common stock at $.001 par value to its President as reimbursement for expenses for which the President paid in the Company's behalf (see Note 2).

The Company's articles of incorporation authorize the issuance of 100,000,000 shares of common stock, and 20,000,000 shares of preferred stock. At December 31, there were 5,000,000 common shares and no preferred shares issued and outstanding.

4. Going Concern Considerations

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Unanticipated costs and expenses or inability to generate revenues could require additional financing, which would be sought through bank borrowings, equity or debt financing, or asset sales. To the extent financing is not available; the Company may not be able to or may be delayed in expanding its services and meeting its obligations.


		 		~ continued~

Management has developed a strategic plan to begin the development of its film and television properties as well as seek out and acquire classic film libraries, media vaults and rights to screenplays and novels. Management anticipates generating revenues through the sale of product commencing during the year ended December 31, 2007. The major shareholder, officers and directors have indicated commitment to support the Company and its operations while the Company grows to obtain the ability to generate sufficient cash flow from operations to meet operating expenses and overhead.

The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing in order to satisfy its working capital and other cash requirements. The accompanying financial statements do not reflect any adjustments that might result from the outcome of these uncertainties.




                                   PART III

ITEM 1. INDEX TO EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------
3.1            Certificate of Incorporation
3.2            By-laws
4.1            Form of Common Stock Certificate
23.2          Consent of Independent Certified Public
Accountant


                                   SIGNATURE

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      BLACKTHORNE MEDIA
GROUP, INC
                                      (Registrant)


                                      /s/ Lauren Scott
                                      ----------------------------------------
Date: March 1, 2007     By: Lauren Scott
                                      Its: President and Director















Exhibit 3.1

CERTIFICATE OF INCORPORATION
OF
BLACKTHORNE MEDIA GROUP,
INC.

FIRST: The name of the corporation shall be Blackthorne
Media Group, Inc.
SECOND: Its registered office is to be located at 398 W. Colorado Avenue, in the city of
Telluride, Colorado, 81435.
THIRD: The nature of business and purpose of the
organization is to engage in any lawful act or activity for which corporations may be organized under the Colorado Corporations Laws.
FOURTH: The total number of shares of stock which the Corporation is authorized to issue is
120,000,000 shares, consisting of 100,000,000 shares of
Common Stock having a par value of
$.001 per share and 20,000,000 shares of Preferred Stock
having a par value of $.001 per share
and to be issued in such series and to have such rights, preferences, and designation as determined by the Board of Directors of the Corporation.
FIFTH: The number of directors constituting the initial
board of directors of the corporation is one. The number of directors may be either increased or decreased from time to time by the
Bylaws, but shall never be less than one (1). The name and address of each person who is to serve as a member of the initial board of directors is:
Lauren Scott, 398 W. Colorado Ave, Telluride, Colorado,
81435
SIXTH: The name and address of the incorporator is as follows:
Lauren Scott, 398 W. Colorado Avenue, Telluride,
Colorado, 81435
SEVENTH: The Board of Directors shall have the power to amend or repeal the by-laws.
EIGHTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages from any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the directory's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eighth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this 29th day of December, A.D., 2005.

/s/ Lauren Scott
-----------------------------------
Lauren Scott, Incorporator

















Exhibit 3.2

BYLAWS

of

BLACKTHORNE MEDIA GROUP, INC.

ARTICLE I

OFFICES

             Section 1.01 REGISTERED OFFICES. The registered office of BLACKTHORNE MEDIA GROUP, INC. (the
"Corporation"), in the State of Colorado is 398 W. Colorado
Avenue, Telluride, CO 89435. The registered agent is Richard
Hansen.

             Section 1.02 PRINCIPAL OFFICES. The principal office for the transaction of the business of the Corporation shall be at such location, within or without the State of Colorado, as shall be designated by the Board of Directors of the Corporation
(the "Board").

             Section 1.03 OTHER OFFICES. The Corporation may also have an office or offices at such other place or places, either within or without the State of Colorado, as the Board may from time to time determine or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

             Section 2.01 ANNUAL MEETINGS. Annual
meetings of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings may be held at such time, date and place as the Board shall determine by resolution.

             Section 2.02 SPECIAL MEETINGS. Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board, or the Chairman of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or by a committee of the Board which, has been duly designated by the Board and whose powers and authority, as provided in a resolution of the Board or in these Bylaws, include the power to call such meetings, or by the holder or holders of greater than 50% of the then outstanding voting securities of the Corporation.

             Section 2.03 PLACE OF MEETINGS. All meetings of the stockholders shall be held at such places, within or without the State of Colorado, as may from time to time be designated by the person or persons calling the respective meetings and specified in the respective notices or waivers of notice thereof.

              Section 2.04 NOTICE OF MEETINGS. Except as otherwise required by law, notice of each meeting of the stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting by delivering a typewritten or printed notice thereof to him personally, or by depositing such notice in the United States mail or overnight delivery service, in a postage prepaid envelope, or by-hand delivery service, charges prepaid, directed to him at his address furnished by him to the Secretary of the Corporation for such purpose or, if he shall not have furnished to the Secretary his address for such purpose, then at his address last known to the Secretary, or by transmitting a notice thereof to him at such address by telegraph, telecopy, cable or wireless. Except as otherwise expressly required by law, no publication of any notice of a meeting of the stockholders shall be required. Every notice of a meeting of the stockholders shall state the place, date and hour of the meeting and, in the case of a special meeting shall also state the purpose or purposes for which the meeting is called. Except as otherwise expressly required by law, notice of any adjourned meeting of the stockholders need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken.

             A written waiver of notice, signed by a stockholder entitled to notice, whether signed before, at or after the time set for a given meeting, shall be deemed to satisfy the notice requirements set forth in the preceding paragraph for such stockholder with respect to such meeting. Attendance of a stockholder in person or by proxy at a stockholders' meeting shall constitute the equivalent of a written waiver of notice by such stockholder for such meeting, except when such stockholder attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

             Whenever notice is required to be given to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall have been taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. No notice need be given to any person with whom communication is unlawful, nor shall there be any duty to apply for any permit or license to give notice to any such person.

             Section 2.05 QUORUMS. Except as provided by law, the holders of record of a majority in voting interest of the shares of stock of the Corporation entitled to be voted, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders of the Corporation or any adjournment thereof. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. In the absence of a quorum at any meeting or any adjournment thereof, a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat or, in the absence there from of all the stockholders, any officer entitled to preside at or to act as secretary of such meeting may adjourn such meeting from time to time. At any such adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

             Section 2.06 ORGANIZATIONS. At each meeting of the stockholders, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:

   (a) the Chairman of the Board;

   (b) if there is no Chairman of the Board or if the Chairman of the Board shall be absent from such meeting, the Chief Executive
Officer or the President;

   (c) if the Chairman of the Board, the Chief Executive Officer and the President shall be absent from such meeting, any other officer or director of the Corporation designated by the Board or the Executive Committee (if such a committee has been formed by the Board pursuant to these Bylaws) to act as chairman of such meeting and to preside thereat; or

   (d) a stockholder of record of the Corporation who shall be chosen as the chairman of such meeting by a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat.

             The Secretary or, if the Secretary is presiding over the meeting in accordance with the provisions of this Section or if he or she is absent from such meeting, the person (who shall be the Assistant Secretary, if an Assistant Secretary shall be present thereat) whom the chairman of such meeting shall appoint, shall act as secretary of such meeting and keep the minutes thereof.

             Section 2.07 ORDER OF BUSINESS. The order of business at each meeting of the stockholders shall be determined by the chairman of such meeting, but such order of business may be changed by a majority in voting interest of those present or by proxy at such meeting and entitled to vote thereat.

             Section 2.08 VOTING.

   (a) At each meeting of the stockholders, each stockholder shall be entitled to vote in person or by proxy each share or fractional share of the stock of the Corporation which has voting rights on the matter in question and which shall have been held by him and registered in his name on the books of the
Corporation:

   (i) on the date fixed pursuant to Section 2.13 as the record date for the determination of stockholders entitled to notice of and to vote at such meeting, or

   (ii) if no such record date shall have been so fixed, then
(A) at the close of business on the day next preceding the day on which notice of the meeting shall be given or (B) if notice of the meeting shall be waived, at the close of business on the day next preceding the day on which the meeting shall be held.

   (b) Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors in such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes. Persons holding stock of the Corporation in a fiduciary capacity shall be entitled to vote such stock. Persons whose stock is pledged shall be entitled to vote, unless in the transfer by the pledgor on the books of the Corporation he shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his proxy, may represent such stock and vote thereon. Stock having voting power standing of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or with respect to which two or more persons have the same fiduciary relationship, shall be voted in accordance with the provisions of the Corporation
Law of the State of Colorado.

   (c) Any such voting rights may be exercised by the stockholder entitled thereto in person or by his proxy appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized and delivered to the secretary of the meeting; provided, however, that no proxy shall be voted or acted upon after three years from its date unless said proxy shall provide for a longer period. The attendance at any meeting of a stockholder who may theretofore have given a proxy shall not have the effect of revoking the same unless he shall in writing so notify the secretary of the meeting prior to the voting of the proxy. At any meeting of the stockholders all matters, except as otherwise provided in the Certificate of Incorporation, in these Bylaws or by law, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat and thereon. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. The vote at any meeting of the stockholders on any question need not be by ballot, unless so directed by the chairman of the meeting. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by his proxy if there be such proxy, and it shall state the number of shares voted.

             Section 2.09 LIST OF STOCKHOLDERS. The
Secretary of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the entire duration thereof, and may be inspected by any stockholder who is present.

               Section 2.10 STOCK LEDGER. The stock ledger of the Corporation shall be the only evidence as to which the stockholders are entitled to examine the stock ledger, the list required by Section 2.09 or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

             Section 2.11 INSPECTOR OF ELECTION. The
directors, in advance of any meeting, may, but need not, appoint one or more inspectors of election to act at the meeting or any adjournment thereof. If an inspector or inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more inspectors. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector so appointed shall first subscribe an oath faithfully to execute the duties of an inspector at such meeting with strict impartiality and according to the best of his ability. Such inspectors shall decide upon the qualification of the voters and shall report the number of shares represented at the meeting and entitled to vote on such question, shall conduct and accept the votes, and, when the voting is completed, shall ascertain and report the number of shares voted respectively for and against the question. Reports of the inspectors shall be in writing and subscribed and delivered by them to the Secretary of the Corporation. Inspectors need not be stockholders of the Corporation, and any officer of the Corporation may be an inspector on any question other than a vote for or against a proposal in which he shall have a material interest. No director or candidate for the office of director shall act as an inspector of an election of directors.

             Section 2.12 STOCKHOLDER ACTION WITHOUT
MEETINGS. Except as may be otherwise provided by law or by the Certificate of Incorporation, any action required by the Corporation Law of the State of Colorado to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing setting forth the action so taken shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

             Section 2.13 RECORD DATE. In order that the
Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date: (i) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten days before the date of such meeting; (ii) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten days from the date upon which the resolution fixing the record date is adopted by the Board; and
(iii) in the case of any other action, shall not be more than sixty days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in accordance with applicable law, or, if prior action by the Board is required by law, shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and (iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

ARTICLE III

BOARD OF DIRECTORS

             Section 3.01 GENERAL POWERS. The property, business and affairs of the Corporation shall be managed by or under the direction of the Board which may exercise all of the powers of the Corporation, except such as are, by the Certificate of Incorporation as amended from time to time, by these Bylaws or by law conferred upon or reserved to the stockholders.

             Section 3.02 NUMBER AND TERM. The Board shall initially consist of two members. Thereafter, the number of directors that shall constitute the full Board shall be no fewer than one (1) and no greater than ten (10), as such number may be changed thereafter from time to time by resolution of the Board. Directors need not be stockholders of the Corporation. Each director shall hold office until his or her term expires, his or her earlier death, a successor is elected and qualified or until the director resigns or is removed.

             Section 3.03 ELECTION OF DIRECTORS. The
directors shall be elected by the stockholders of the Corporation, and at each election the persons receiving the greatest number of votes, up to the number of directors then to be elected, shall be the persons then elected. The election of directors is subject to any provisions contained in the Certificate of Incorporation relating thereto, including any provisions for a classified board, if any.

             Section 3.04 RESIGNATION AND REMOVAL. Any director of the Corporation may resign at any time by giving written notice to the Board, the President or to the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time is not specified, it shall take effect immediately upon its receipt; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

             Except as otherwise provided by the Certificate of Incorporation or by law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of shares then entitled to vote at a meeting for the election of directors.

             Section 3.05 VACANCIES. Except as otherwise provided in the Certificate of Incorporation, any vacancy in the Board, whether because of death, resignation, disqualification, an increase in the number of directors or any other cause, may be filled by vote of the majority of the remaining directors, although less than a quorum, or by a sole remaining director. Each director so chosen to fill a vacancy shall hold office until his successor shall have been elected and shall qualify or until he shall resign or shall have been removed. No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

             Upon the resignation of one or more directors from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided hereinabove in the filling of other vacancies.

             Section 3.06 PLACE OF MEETING; TELEPHONE
CONFERENCE MEETING. The Board may hold any of its meetings at such place or places within or without the State of Colorado as the Board may from time to time by resolution designate or as shall be designated by the person or persons calling the meeting or in the notice or waiver of notice of any such meeting. Directors may participate in any regular or special meeting of the Board by means of conference telephone or similar communications equipment pursuant to which all persons participating in the meeting of the Board can hear each other, and such participation shall constitute presence in person at such meeting.

             Section 3.07 FIRST MEETING. The Board shall meet as soon as practicable after each annual election of directors and notice of such first meeting shall not be required.

             Section 3.08 REGULAR MEETINGS. Regular
meetings of the Board may be held at such times as the Board shall from time to time by resolution determine. If any day fixed for a meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting shall be held at the same hour and place on the next succeeding business day which is not a legal holiday. Except as provided by law, notice of regular meetings need not be given.

             Section 3.09 SPECIAL MEETINGS. Special meetings of the Board may be called at any time by the Chairman of the Board, the Chief Executive Officer, the President, the Secretary or by any three directors, to be held at the principal office of the Corporation, or at such other place or places, within or without the State of Colorado, as the person or persons calling the meeting may designate.

             Notice of the time and place of special meetings shall be given to each director either (i) by depositing such notice in the United States mail or overnight delivery service, in a postage prepaid envelope, or by hand delivery service, charges prepaid, addressed to him at his address as it is shown upon the records of the Corporation, or if it is not so shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held, or by transmitting a notice thereof to him at such address by telegraph, telecopy, cable or wireless, at least 48 hours prior to the time of the holding of such meeting; or
(ii) by orally communicating the time and place of the special meeting to him at least 48 hours prior to the time of the holding of such meeting. Either of the notices as above provided shall be due, legal and personal notice to such director.

               Section 3.10 ORGANIZATION. At each meeting of the Board, one of the following shall act as chairman of the meeting and preside thereat, in the following order of precedence:
(a) the Chairman of the Board; (b) the President; or (c) any director chosen by a majority of the directors present thereat. The Secretary or, in case of his or her absence, any person (who shall be an Assistant Secretary, if an Assistant Secretary shall be present thereat) whom the chairman shall appoint, shall act as secretary of such meeting and keep the minutes thereof.

             Section 3.11 QUORUM AND ACTION. Except as otherwise provided in these Bylaws or by law, the presence of a majority of the authorized number of directors shall be required to constitute a quorum for the transaction of business at any meeting of the Board, and all matters shall be decided at any such meeting, a quorum being present, by the affirmative votes of a majority of the directors present, subject to Section 3.15. In the absence of a quorum, a majority of directors present at any meeting may adjourn the same from time to time until a quorum shall be present. Notice of any adjourned meeting need not be given. The directors shall act only as a Board, and the individual directors shall have no power as such.

             Section 3.12 ACTION BY CONSENT. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or such committee. Such action by written consent shall have the same force and effect as the unanimous vote of such directors.

             Section 3.13 COMPENSATION. No stated salary need be paid to directors, as such, for their services but, as fixed and changed from time to time by resolution of the Board, the directors may receive directors' fees, compensation and reimbursement for expenses for attendance at directors' meetings, for serving on committees and for discharging their duties;
provided, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefore.

             Section 3.14 COMMITTEES. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and provided by a resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

             Unless the Board otherwise provides, each committee designated by the Board may make, alter and repeal rules for conduct of such committee's business. In the absence of such rules, each committee shall conduct its business, substantially in the same manner as the Board conducts its business pursuant to these Bylaws. Unless otherwise provided by these Bylaws or any such rules or resolutions, notice of the time and place of each meeting of a committee shall be given to each member of such committee as provided in Section 3.09 of Article III of these Bylaws with respect to notices of special meetings of the Board. Any such committee shall keep written minutes of its meetings and report the same to the Board when required. Notwithstanding anything in these Bylaws to the contrary, no committee designated by the Board shall have the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the General Corporation Law of the State of Colorado to be submitted to stockholders for approval or (ii) adopting, amending, altering or repealing any Bylaw of the Corporation.

             Section 3.15 OFFICERS OF THE BOARD. A
Chairman of the Board or a Vice Chairman may be appointed from time to time by the Board and shall have such powers and duties as shall be designated by the Board.

             Section 3.16 INTERESTED DIRECTORS. No
contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the disinterested stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE IV

OFFICERS

             Section 4.01 OFFICERS. The officers of the
Corporation shall be a Chief Executive Officer, President, a Secretary and a Treasurer. The Corporation may also have, at the discretion of the Board, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers and such other officers as may be appointed in accordance with the provisions of Section 4.03 of these Bylaws. One person may hold two or more offices, except that the Secretary may not also hold the office of President. Officers need not be stockholders of the Corporation or citizens or residents of the United States of America.

             Section 4.02 ELECTION AND TERM. The officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 4.03 or Section 4.05 of these Bylaws, shall be chosen annually by the Board, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or until his successor shall be elected and qualified.

             Section 4.03 SUBORDINATE OFFICERS. The Board may appoint, or may authorize the Chief Executive Officer or the President to appoint, such other officers as the business of the Corporation may require, each of whom shall have such authority and perform such duties as are provided in these Bylaws or as the Board or the Chief Executive Officer or the President from time to time may specify, and shall hold office until he shall resign or shall be removed or otherwise disqualified to serve.

             Section 4.04 REMOVAL AND RESIGNATION. Any officer may be removed, with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board, by the Chairman of the Board or the Chief Executive Officer or the President upon whom such power of removal may be conferred by the Board.

             Any officer may resign at any time by giving written notice to the Board, the Chairman of the Board, the President or the Secretary of the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

             Section 4.05 VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for the regular appointments to such office.

             Section 4.06 CHAIRMAN OF THE BOARD. The
Chairman of the Board, if any, shall preside at all meetings of the stockholders and the Board and exercise and perform such other powers and duties with respect to the administration of the business and affairs of the Corporation as may from time to time be assigned to him by the Board or as prescribed by these Bylaws. The Chairman of the Board shall preside at all meetings of the Board.

               Section 4.07 CHIEF EXECUTIVE
OFFICER/CHIEF OPERATING OFFICER. The Chief Executive
Officer and/or a Chief Operating Officer, if such an officer is appointed by the Board, shall individually or jointly, as the case may be, have general and active management of the property, business and affairs of the Corporation, subject to the supervision and control of the Board. The Chief Executive Officer or the Chief Operating Officer, as the case may be, also shall have such powers and perform such other duties as prescribed from time to time by the Board.

             Section 4.08 PRESIDENT. The President of the
Corporation shall, subject to the control of the Board, have general supervision, direction and control of the business and affairs of the Corporation. He shall have the general powers and duties of management usually vested in the president of a corporation, and shall have such other powers and duties with respect to the administration of the business and affairs of the Corporation as may from time to time be assigned to him by the Board or as prescribed by these Bylaws.

             Section 4.09 VICE PRESIDENT. The Vice
President(s), if any, shall exercise and perform such powers and duties with respect to the administration of the business and affairs of the Corporation as from time to time may be assigned to each of them by the Chief Executive Officer or the President, by the Chairman of the Board, if any, by the Board or as is prescribed by the Bylaws. In the absence or disability of the Chief Executive Officer or the President, the Vice Presidents, in order of their rank as fixed by the Board, or if not ranked, the Vice President designated by the Board, shall perform all of the duties of the President and when so acting shall have all of the powers of and be subject to all the restrictions upon the Chief Executive Officer and the President.

             Section 4.10 SECRETARY. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office for the transaction of the business of the Corporation, or such other place as the Board may order, of all meetings of directors and stockholders, with the time and place of holding, whether regular or special, and if special, how authorized and the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at stockholders' meetings and the proceedings thereof.

             The Secretary shall keep, or cause to be kept, at the principal office for the transaction of the business of the Corporation or at the office of the Corporation's transfer agent, a share register, or a duplicate share register, showing the names of the stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

             The Secretary shall give, or cause to be given, notice of all the meetings of the stockholders and of the Board required by these Bylaws or by law to be given, and he shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board or these Bylaws. If for any reason the Secretary shall fail to give notice of any special meeting of the Board called by one or more of the persons identified in Section 3.09 of these Bylaws, or if he shall fail to give notice of any special meeting of the stockholders called by one or more of the persons identified in
Section 2.02 of these Bylaws, then any such person or persons identified in such sections may give notice of any such special meeting.

             Section 4.11 TREASURER. The Treasurer shall keep and maintain or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of capital, shall be classified according to source and shown in a separate account. The books of account at all reasonable times shall be open to inspection by any director.

             The Treasurer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board. He shall disburse the funds of the Corporation as may be ordered by the Board, shall render to the President, to the Chief Executive Officer and to the directors, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board or these Bylaws.

             Section 4.12 ASSISTANT SECRETARIES. Except as may be otherwise provided in these By-Laws, Assistant
Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be as-signed to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

             Section 4.13 ASSISTANT TREASURERS. Assistant
Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board, the Chief Executive Officer, the President, any Vice
President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant
Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

             Section 4.14 OTHER OFFICERS. Such other officers as the Board may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

             Section 4.15 COMPENSATION. The compensation of the officers of the Corporation, if any, shall be fixed from time to time by the Board.

             Section 4.16 VOTING SECURITIES OWNED BY
THE CORPORATION. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board may, by resolution, from time to time confer like powers upon any other person or persons.

ARTICLE V

CONTRACTS, CHECKS, DRAFTS, BANK ACCOUNTS,
ETC.

             Section 5.01 EXECUTION OF CONTRACTS. The
Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board or by these Bylaws, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or in any amount.

             Section 5.02 CHECKS, DRAFTS, ETC. All checks, drafts or other orders for payment of money, notes or other evidence of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board. Each such person shall give such bond, if any, as the Board may require.

             Section 5.03 DEPOSIT. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may select, or as may be selected by any officer or officers, assistant or assistants, agent or agents, attorney or attorneys, of the Corporation to whom such power shall have been delegated by the Board. For the purpose of deposit and for the purpose of collection for the account of the Corporation, the President, the Chief Executive Officer, any Vice President or the Treasurer (or any other officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation who shall be determined by the Board from time to time) may endorse, assign and deliver checks, drafts and other orders for the payment of money which are payable to the order of the Corporation.

             Section 5.04 GENERAL AND SPECIAL BANK
ACCOUNTS. The Board from time to time may authorize the opening and keeping of general and special bank accounts with such banks, trust companies or other depositories as the Board may select or as may be selected by an officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient.

              Section 5.05 AUDITS, ACCOUNTS AND
REPORTS. The books of account of the Company shall be audited at least once during each year by a firm of independent certified accountants

             Section 5.06 ACCESS. All books and records of the Company shall be kept at the principal place of business of the Company. Each shareholder may, at its own expense, after giving written notice to the Company, audit, investigate and familiarize itself with the operations of the Company using its own employees or such certified public accounting firm, qualified external auditor or other advisers as it may select. The shareholders' rights under this Section 5.06, which shall include the right to make copies of any relevant documents, shall be exercised such that the actions of the shareholders or their respective agents do not interfere unreasonably with the operation of the Company in its ordinary course of business.

             Section 5.07 FISCAL YEAR. The fiscal year of the
Company shall end on December 31 of each year.

             Section 5.08 ACCOUNTING POLICY. The Company shall maintain accounting records, accounts and related financial statements in accordance with United States generally accepted accounting principles applied on a consistent basis.

             Section 5.09 DIVIDENDS. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board may modify or abolish any such reserve.

ARTICLE VI

BOOKS AND RECORDS

             The books and records of the Corporation may be kept at such place or places within or without the State of Colorado as the Board may from time to time determine; provided, however, that to the extent required by law, the Corporation shall keep at its office in the State of Colorado, or at the office of its transfer agent or registrar in the State of Colorado, a record containing the names and addresses of all stockholders of the Corporation, the number and class of shares held by each of them, and the dates when they respectively became owners of record of such shares.

ARTICLE VII

SHARES AND THEIR TRANSFER

             Section 7.01 CERTIFICATES FOR STOCK. Every owner of stock of the Corporation shall be entitled to have a certificate or certificates, in such form as the Board shall prescribe, certifying the number and class of shares of the stock of the Corporation owned by him. The certificates representing shares of such stock shall be numbered in the order in which they shall be issued and shall be signed in the name of the Corporation by the Chairman of the Board, the President or a Vice President and by the Secretary or an Assistant Secretary or by the Treasurer or an Assistant Treasurer. Any or all of the signatures on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon any such certificate shall thereafter have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as though the person who signed such certificate, or whose facsimile signature shall have been placed thereupon, were such officer, transfer agent or registrar at the date of issue. A record shall be kept of the respective names of the persons, firms or corporations owning the stock represented by such certificates, the number and class of shares represented by such certificates, respectively, and the respective dates thereof, and in case of cancellation, the respective dates of cancellation. Every certificate surrendered to the Corporation for exchange or transfer shall be canceled, and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so canceled, except in cases provided for in
Section 7.04 of these Bylaws.

             Section 7.02 TRANSFER OF STOCK. Transfer of shares of the capital stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, or with a transfer clerk or a transfer agent appointed as provided in Section 7.03 of these Bylaws, and upon surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon. The person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact shall be stated expressly in the entry of transfer if, when the certificate or certificates shall be presented to the Corporation for transfer, both the transferor and the transferee request the Corporation to do so.

             Section 7.03 REGULATIONS. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for shares of the stock of the Corporation. The Board may appoint, or authorize any officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

              Section 7.04 LOST, STOLEN, DESTROYED AND
MUTILATED CERTIFICATES. In any case of loss, theft, destruction or mutilation of any certificate of stock, another may be issued in its place upon proof of such loss, theft, destruction, or mutilation and upon the giving of a bond of indemnity to the Corporation in such form and in such sums as the Board may direct; provided, however, that a new certificate may be issued without requiring any bond when, in the judgment of the Board, it is proper to do so.

             Section 7.05 REPRESENTATION OF SHARES OF
OTHER CORPORATIONS. The Chief Executive Officer,
President or any Vice President and the Secretary or any Assistant Secretary of this Corporation are authorized to vote, represent and exercise on behalf of this Corporation all rights incident to all shares of any other corporation or corporations standing in the name of this Corporation. The authority herein granted to said officers to vote or represent on behalf of this Corporation any and all shares held by this Corporation in any other corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said officers.

             Section 7.06 FRACTIONAL SHARE INTERESTS.
The corporation may, but shall not be required to, issue fractions of a share. If the Corporation does not issue fractions of a share, it shall (1) arrange for the disposition of fractional interests by those entitled thereto, (2) pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or (3) issue scrip or warrants in registered form (either represented by a certificate or uncertificated) or bearer form (represented by a certificate) which shall entitle the holder to receive a full share upon the surrender of such scrip or warrants aggregating a full share. A certificate for a fractional share or an uncertificated fractional share shall, but scrip or warrants shall not unless otherwise provided therein, entitle the holder to exercise voting rights, to receive dividends thereon, and to participate in any of the assets of the Corporation in the event of liquidation.
The Board of Directors may cause scrip or warrants to be issued subject to the conditions that they shall become void if not exchanged for certificates representing the full shares or uncertificated full shares before a specified date, or subject to the conditions that the shares for which scrip or warrants are exchangeable may be sold by the corporation and the proceeds thereof distributed to the holders of scrip or warrants, or subject to any other conditions which the Board of Directors may impose.

ARTICLE VIII

INDEMNIFICATION

                    8.01 POWER TO INDEMNIFY IN
ACTIONS, SUITS OR PROCEEDINGS OTHER THAN THOSE
BY OR IN THE RIGHT OF THE CORPORATION. Subject to the
Certificate of Incorporation and Section 8.03, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

             Section 8.02 POWER TO INDEMNIFY IN
ACTIONS, SUITS OR PROCEEDINGS BY OR IN THE RIGHT
OF THE CORPORATION. Subject to the Certificate of
Incorporation and Section 8.03, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including reasonable attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of the State of Colorado or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of the State of Colorado or such other court shall deem proper.

             Section 8.03 AUTHORIZATION OF
INDEMNIFICATION. Any indemnification under this Article
VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 8.01 or Section 8.02, as the case may be. Such determination shall be made (i) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders who were not parties to such action, suit or proceeding. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including reasonable attorneys' fees) actually and reasonably incurred by him in connection therewith, without the necessity of authorization in the specific case.

             Section 8.04 GOOD FAITH DEFINED. For purposes of any determination under this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reason-able care by the Corporation or another enterprise. The term "another enterprise" as used in this Article VIII shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 8.04 shall not be deemed to be exclusive or to limit in any way the circum-stances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 8.01 or 8.02, as the case may be.

             Section 8.05 INDEMNIFICATION BY A COURT.
Notwithstanding any contrary determination in the specific case under Section 8.03, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Colorado for indemnification to the extent otherwise permissible under Sections
8.01 and 8.02. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he has met the applicable standards of conduct set forth in Sections 8.01 or 8.02, as the case may be. Neither a contrary determination in the specific case under Section 8.03 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this
Section 8.05 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

             Section 8.06 EXPENSES PAYABLE IN ADVANCE.
Expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

             Section 8.07 NONEXCLUSIVITY OF
INDEMNIFICATION AND ADVANCEMENT OF EXPENSES.
The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any ByLaw, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 8.01 and 8.02 shall be made to the fullest extent permitted by law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 8.01 or 8.02 but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Colorado, or otherwise.

             Section 8.08 INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

             Section 8.09 CERTAIN DEFINITIONS. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article VIII.

             Section 8.10 SURVIVAL OF INDEMNIFICATION
AND ADVANCEMENT OF EXPENSES. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

             Section 8.11 LIMITATION ON
INDEMNIFICATION. Notwithstanding anything contained in this
Article VIII to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section
8.05), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board.

             Section 8.12 INDEMNIFICATION OF EMPLOYEES
AND AGENTS. The Corporation may, to the extent authorized from time to time by the Board, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VIII to directors and officers of the Corporation.

             Section 8.13 CONTRACT RIGHTS. With respect to any person made or threatened to be made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another enterprise, the rights to indemnification and to the advancement of expenses conferred in this Article VIII shall be contract rights.

             Section 8.14 MODIFICATION. Any repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection hereunder of any indemnitee in respect of any act or omission occurring prior to the time of such repeal or modification. In the event the General Corporation Law of the State of Colorado is amended after the date hereof to authorize corporate action further limiting or eliminating the personal liability of directors or officers, then the personal liability of a director or officer of the Corporation shall be further limited or eliminated to the fullest extent permitted by the General Corporation Law of the State of Colorado, as so amended.


ARTICLE IX

MISCELLANEOUS

             Section 9.01 WAIVER OF NOTICES. Whenever notice is required to be given under any provision of these bylaws, the Certificate of Incorporation or by law, a written waiver, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when a person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless required by the Certificate of Incorporation.

             Section 9.02 LOANS AND GUARANTIES. The
Corporation may lend money to, or guarantee any obligation of, and otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer who is a director, whenever, in the judgment of the Board, such loan, guaranty or assistance may reasonably be expected to benefit the Corporation. The loan, guaranty, or other assistance may be with or without interest, and may be unsecured or secured in such manner as the Board shall approve, including, without limitation, a pledge of shares of stock of the Corporation.

             Section 9.03 GENDER. All personal pronouns used in these Bylaws shall include the other genders, whether used in the masculine, feminine or neuter gender, and the singular shall include the plural, and vice versa, whenever and as often as may be appropriate.

             Section 9.04 AMENDMENTS. These Bylaws, or any of them, may be rescinded, altered, amended or repealed, and new Bylaws may be made (i) by the Board, by vote of a majority of the number of directors then in office as directors, acting at any meeting of the Board or (ii) by the stockholders, by the vote of a majority of the outstanding shares of voting stock of the Corporation, at an annual meeting of stockholders, without previous notice, or at any special meeting of stockholders; provided; that notice of such proposed amendment, modification, repeal or adoption is given in the notice of special meeting; provided, however, that Section 2.02 of these Bylaws can only be amended if that Section as amended would not conflict with the Corporation's Certificate of Incorporation. Any Bylaw made or altered by the stockholders may be altered or repealed by the Board or may be altered or repealed by the stockholders.

             Section 9.05 CERTIFICATE OF INCORPORATION.
Notwithstanding anything to the contrary contained herein, if any provision contained in these Bylaws is inconsistent with or conflicts with a provision of the Certificate of Incorporation, such provision of these Bylaws shall be superseded by the inconsistent provision in the Certificate of Incorporation to the extent necessary to give effect to such provision in the Certificate of Incorporation.

             Section 9.06 RATIFICATION. Any transaction questioned in any stockholders' derivative suit on the grounds of lack of authority, defective or irregular execution, adverse interest of director, officer or stockholder, nondisclosure, miscomputation or the application of improper principles or practices of accounting, may be ratified before or after judgment, by the Board or by the stockholders in case less than a quorum of directors are qualified, and, if so ratified, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said ratification shall be binding upon the Corporation and its stockholders, and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction.
















































EXHIBIT 3.3

FORM OF COMMON STOCK CERTIFICATE
NOT VALID UNLESS COUNTERSIGNED BY
TRANSFER AGENT
INCORPORATED UNDER THE LAWS OF THE STATE
OF COLORADO

CUSIP NO. 09260A 103

NUMBER
SHARES

BLACKTHORNE MEDIA GROUP, INC.
------------------
AUTHORIZED COMMON STOCK: 100,000,000
SHARES
PAR VALUE: $.001


THIS CERTIFIES THAT

IS THE RECORD HOLDER OF

           - Shares of BLACKTHORNE MEDIA GROUP, Inc.,
Common Stock - transferable on the books of the Corporation in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed. This
Certificate is not valid unless countersigned by the Transfer
Agent and registered by the Registrar.

       WITNESS the facsimile seal of the Corporation and the facsimile signature of its duly authorized officers.

Dated: ___________________
__________________________
				President

BLACKTHORNE MEDIA GROUP, INC.
CORPORATE
SEAL
COLORADO
*****

NOT VALID UNLESS COUNTERSIGNED BY
TRANSFER AGENT

                                                     Countersigned Registered:
                                                               (Transfer Agent)
                                       ----------------------------------------
                                       ----------------------------------------
                                       ----------------------------------------
                                       By -------------------------------------
                                                           Authorized Signature


NOTICE: Signature must be guaranteed by a firm, which is a member of a registered national stock exchange, or by a bank (other than a saving bank), or a trust company.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM -- as tenants in common
TEN ENT -- as tenants by the entireties
JT TEN -- as joint tenants with right of survivorship and not as tenants in common

UNIF  GIFT MIN ACT -- ____________ Custodian
_________  (Minor)  under  Uniform
Gifts to Minors Act ______________ (State)

       Additional abbreviations may also be used though not in the above list.

       For  value received,
_______________________________ hereby sell, assign
and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

------------------------------------------------------------------------
-------
(PLEASE PRINT OR TYPEWRITE NAME AND
ADDRESS INCLUDING ZIP CODE OF ASSIGNEE)

------------------------------------------------------------------------
-------

------------------------------------------------------------------------
-------

------------------------------------------------------------------------
-------

------------------------------------------------------------------------
-
Shares of the capital stock represented by the within
Certificate, and do hereby irrevocably constitute and appoint
------------------------------------------------------------------------
-------
Attorney to transfer said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____________________________

X
________________________________________________
___________________

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT
MUST CORRESPOND WITH THE NAME AS
WRITTEN UPON THE FACE OF THE CERTIFICATE IN
EVERY PARTICULAR, WITHOUT
ALTERATION OR ENLARGEMENT, OR ANY
CHANGE WHATEVER, THE SIGNATURE(S) MUST BE
GUARANTEED BY AN ELIGIBLE GUARANTOR
INSTITUTION.

SIGNATURE GUARANTEED: